Pricing Term Sheet
Dated September 15, 2010
Filed pursuant to Rule 433
Registration File No. 333-161634
Supplementing the Preliminary
Prospectus Supplements
dated September 14, 2010
(To Prospectus dated April 20, 2010)
AngloGold Ashanti Limited
AngloGold Ashanti Holdings Finance plc
Concurrent Offerings of
15,773,914 ordinary shares, par value ZAR 25 cents, of AngloGold Ashanti Limited
(in the form of ordinary shares or American Depositary Shares each representing one ordinary share of AngloGold Ashanti Limited)
(the “Equity Offering”)
and
U.S.$686,162,400 aggregate principal amount of
6.00% Mandatory Convertible Subordinated Bonds due 2013
of AngloGold Ashanti Holdings Finance plc,
mandatorily convertible into American Depositary Shares,
each representing one ordinary share of AngloGold Ashanti Limited, guaranteed by AngloGold Ashanti Limited
(the “Mandatory Convertible Bond Offering”)
The information in this pricing term sheet relates only to the Equity Offering and the Mandatory Convertible Bond Offering and should be read together with (A) (i) the preliminary prospectus supplement dated September 14, 2010 relating to the Equity Offering, including the documents incorporated by reference therein or (ii) the preliminary prospectus supplement dated September 14, 2010 relating to the Mandatory Convertible Bond Offering, including the documents incorporated by reference therein, and (B) the related base prospectus dated April 20, 2010, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-161634, as amended by post-effective amendment No. 1 thereto. Neither the Equity Offering nor the Mandatory Convertible Bond Offering is contingent on the successful completion of the other.
Equity Offering

Issuer:	AngloGold Ashanti Limited.

Ticker/Exchange for Securities:	“AU”/The New York Stock Exchange.
“ANG”/JSE Limited.

Trade Date:	September 15, 2010.

Settlement Date/Delayed Settlement Cycle:	Delivery of the ordinary shares (including in the form of ADSs) will be made against payment therefor on September 22, 2010, which will be the fifth business day following the pricing date of the offering (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities and Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade ordinary shares (including in the form of ADSs) on the pricing date or the immediately following business day will be required, by virtue of the fact that the ordinary shares (including in the form of ADSs) initially will settle on a delayed basis, to agree to a delayed settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Title of Securities:	(i) ordinary shares, par value ZAR 25 cents, of AngloGold Ashanti Limited and (ii) American Depositary Shares (“ADSs”) each representing one ordinary share of AngloGold Ashanti Limited.

Securities Offered and Sold:	15,773,914 ordinary shares (18,140,000 ordinary shares if the over-allotment option is exercised in full) (whether in the form of ordinary shares or ADSs) (the “Shares”).

Initial Price to Investors:	ZAR 308.37 per Share in the form of ordinary shares U.S.$43.50 per Share in the form of ADSs

Use of Proceeds:	AngloGold Ashanti Limited estimates the net proceeds to it from its sale of Shares pursuant to the Equity Offering to be U.S.$667 million after deducting the underwriting discount and offering expenses (or U.S.$768 million if the over-allotment option is exercised in full). AngloGold Ashanti Limited intends to use the net proceeds from the Equity Offering and the net proceeds from the Mandatory Convertible Bond Offering, together with funds drawn from its existing credit facilities and cash on hand, to effectively eliminate its gold hedging position while maintaining a strong balance sheet to fund its development projects and exploration initiatives, as described in the preliminary prospectus supplement.

Pending such use, AngloGold Ashanti intends to reduce its short-term borrowing and the borrowing outstanding under its revolving credit facility, if any, or hold the net proceeds in cash. The weighted average maturity and interest rate of its borrowings was approximately 11.1 years and 4.97%, respectively, at June 30, 2010.

Commissions and Discounts:	The table below sets forth the initial price to investors, underwriting discount and proceeds, before expenses, to AngloGold Ashanti Limited.

	Per ADS		Total(1)(2)
Initial price to investors	U.S.$	43.50	U.S.$	686,165,259
Underwriting discount	U.S.$	0.87	U.S.$	13,723,305
Proceeds, before expenses, to the AngloGold Ashanti Limited	U.S.$	42.63	U.S.$	672,441,954

(1)	Assuming all ordinary shares in connection with the Equity Offering are sold in the form of ADSs.

(2)	Assuming the underwriters do not exercise their over-allotment option.

Joint Bookrunners:	UBS AG (London Branch) and Morgan Stanley & Co. Incorporated.

Co-Bookrunners:	Citigroup Global Markets Limited and Deutsche Bank AG, London Branch.

Mandatory Convertible Bond Offering

Issuer:	AngloGold Ashanti Holdings Finance plc.

Guarantor:	AngloGold Ashanti Limited.

Trade Date:	September 15, 2010.

Settlement Date/Delayed Settlement Cycle:	Delivery of the Mandatory Convertible Bonds (as defined below) will be made against payment therefor on September 22, 2010, which will be the fifth business day following the pricing date of the Mandatory Convertible Bonds (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Mandatory Convertible Bonds on the pricing date or the immediately following business day will be required, by virtue of the fact that the Mandatory Convertible Bonds initially will settle on a delayed basis, to agree to a delayed settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Title of Securities:	6.00% Mandatory Convertible Subordinated Bonds due 2013 of AngloGold Ashanti Holdings Finance plc, mandatory convertible into ADSs, each currently representing one ordinary share of AngloGold Ashanti Limited, fully and unconditionally guaranteed by the Guarantor on a subordinated basis (the “Mandatory Convertible Bonds”).

Aggregate Principal Amount Offered:	U.S.$686,162,400 aggregate principal amount of Mandatory Convertible Bonds (U.S.$789,086,750 aggregate principal amount of Mandatory Convertible Bonds if the over-allotment option is exercised in full).

Initial Price to Investors:	U.S.$50 per Mandatory Convertible Bond.

Interest Rate:	6.00% per year.

Interest Payment Dates:	Interest will accrue from the date of the initial issuance and will be payable quarterly in arrears on March 15, June 15, September 15 and December 15, commencing December 15, 2010, to holders of record at the close of business on the March 1, June 1, September 1 and December 1, respectively, immediately preceding the Interest Payment Date.

Stated Maturity Date:	The Mandatory Convertible Bonds will mature on September 15, 2013 (subject to extension and acceleration upon an event of default, in each case as described in the preliminary prospectus supplement relating to the Mandatory Convertible Bond Offering), unless converted early at the Issuer’s or at a holder’s option.

Initial Price:	Approximately U.S.$43.50 per ADS of the Guarantor, the Initial Price to Investors per ADS in the Equity Offering.

Threshold Appreciation Price:	Approximately U.S.$54.375 per ADS of the Guarantor, which represents an appreciation of approximately 25% over the Initial Price.

Observation Period:	The twenty consecutive trading day period beginning on, and including, the 25th scheduled trading day immediately preceding September 15, 2013.

Daily Conversion Amount:	For each trading day of the Observation Period, the Daily Conversion Amount per Mandatory Convertible Bond will be calculated as follows:
•	if the daily volume-weighted average price (“VWAP”) of the Guarantor’s ADSs on such trading day is equal to or greater than the

Threshold Appreciation Price, then the Daily Conversion Amount will equal 1/20th of the Minimum Conversion Rate;
•	if the daily VWAP of the Guarantor’s ADSs on such trading day is less than the Threshold Appreciation Price but greater than the Initial Price then the Daily Conversion Amount will be equal to U.S.$2.50 divided by the daily VWAP on such trading day; and

•	if the daily VWAP of the Guarantor’s ADSs is less than or equal to the Initial Price, then the Daily Conversion Amount will equal 1/20th of the Maximum Conversion Rate.

Minimum Conversion Rate:	0.91954.

Maximum Conversion Rate:	1.14943.

Conversion Rate per Mandatory Convertible Bond:	Each Mandatory Convertible Bond, unless previously converted, will automatically convert on the Stated Maturity Date into a number of ADSs of the Guarantor equal to the sum of the Daily Conversion Amounts determined over the Observation Period.

The following chart shows examples of the number of ADSs that an investor would receive for each Mandatory Convertible Bond on the Stated Maturity Date assuming the daily VWAP is constant for each trading day in the Observation Period.

	Number of ADSs	Conversion Value (Daily
	received on the Stated	VWAP Multiplied by the
	Maturity Date per	Number of ADSs received on
Daily VWAP	Mandatory	the Stated Maturity Date per
(constant)	Convertible Bond	Mandatory Convertible Bond)

U.S.$ 40.00	1.14943	U.S.$45.98
U.S.$ 43.50	1.14943	U.S.$50.00
U.S.$ 50.00	1.00000	U.S.$50.00
U.S.$54.375	0.91954	U.S.$50.00
U.S.$ 60.00	0.91954	U.S.$55.17

As the above chart illustrates, if the daily VWAP on each trading day during the observation period is constant and greater than or equal to approximately U.S.$54.375 (the threshold appreciation price), the Issuer will be obligated to deliver 0.91954 ADSs for each bond: as a consequence, (x) the Issuer would receive 100.00% of the appreciation in market price between approximately U.S.$43.50 (the initial price) and approximately U.S.$54.375 (the threshold appreciation price) and investors would receive none of the appreciation in market price between approximately U.S.$43.50 (the initial price) and approximately U.S.$54.375 (the threshold appreciation price) and (y) the Issuer would receive approximately 20.0% of the appreciation in market price above approximately U.S.$54.375 (the threshold appreciation price) and investors would receive approximately 80.0% of the appreciation in market price above approximately U.S.$54.375 (the threshold appreciation price).

Conversion at the Option of the Holder:	Holders have the right to convert their Mandatory Convertible Bonds, in whole or in part, at any time from the earlier of (i) 90 calendar days following the Settlement Date and (ii) the approval date (as defined in the preliminary prospectus supplement relating to the Mandatory Convertible Bond Offering), until the 25th scheduled trading day immediately preceding September 15, 2013 at the Minimum Conversion Rate, subject to adjustment as described in the preliminary prospectus supplement relating to the Mandatory Convertible Bond Offering.

Early Conversion at the Issuer’s Option:	The Issuer may convert the Mandatory Convertible Bonds at its option, in whole but not in part, at any time after the approval date and on or before the 25th scheduled trading day immediately preceding September 15, 2013 upon not less than 20 trading days’ nor more than 30 trading days’ prior notice to the holders of the Mandatory Convertible Bonds.

Fundamental Change:	The following table sets forth the fundamental change conversion rate per Mandatory Convertible Bond based on the effective date of the relevant fundamental change and the ADS price in such fundamental change:

	ADS Price
Effective Date	$20.00	$25.00	$30.00	$35.00	$40.00	$43.50	$50.00	$55.00	$60.00	$65.00	$75.00	$85.00	$100.00	$125.00	$150.00
September 22, 2010	1.02503	1.01256	0.99392	0.97460	0.95722	0.94675	0.93116	0.92225	0.91556	0.91064	0.90462	0.90184	0.90072	0.90174	0.90335
September 15, 2011	1.07552	1.06304	1.04133	1.01642	0.99242	0.97738	0.95442	0.94109	0.93103	0.92363	0.91459	0.91031	0.90815	0.90829	0.90923
September 15, 2012	1.11979	1.11510	1.09804	1.07059	1.03821	1.01571	0.97936	0.95807	0.94252	0.93176	0.92007	0.91558	0.91389	0.91408	0.91457
September 15, 2013	1.14941	1.14941	1.14941	1.14941	1.14941	1.14941	1.00000	0.91952	0.91952	0.91952	0.91952	0.91952	0.91952	0.91952	0.91952

The exact ADS price and effective date of the fundamental change may not be set forth on the table, in which case:
•	if the ADS price is between two ADS prices on the table or the effective date is between two effective dates on the table, the fundamental change conversion rate will be determined by straight-line interpolation between the fundamental change conversion rates set forth for the higher and lower ADS prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•	if the ADS price is in excess of U.S.$150.00 per share (subject to adjustment), then the fundamental change conversion rate will be the Minimum Conversion Rate, subject to adjustment as set forth in the preliminary prospectus supplement relating to the Mandatory Convertible Bond Offering; and

•	if the ADS price is less than U.S.$20.00 per share (subject to adjustment), then the fundamental change conversion rate will be the Maximum Conversion Rate, subject to adjustment as set forth in the preliminary prospectus supplement relating to the Mandatory Convertible Bond Offering.

Use of Proceeds:	AngloGold Ashanti Holdings Finance plc estimates the net proceeds to it from its sale of Mandatory Convertible Bonds pursuant to the Mandatory Convertible Bond Offering to be U.S.$662 million after deducting the underwriting discount and offering expenses (or U.S.$762 million if the over-allotment option is exercised in full). AngloGold Ashanti Limited intends to use the net proceeds from the Equity Offering and the net proceeds from the Mandatory Convertible Bond Offering, together with funds drawn from its existing credit facilities and cash on hand, to effectively eliminate its gold hedging position while maintaining a strong balance sheet to fund its development projects and exploration initiatives, as described in the preliminary prospectus supplement.

Pending such use, AngloGold Ashanti intends to reduce its short-term borrowing and the borrowing outstanding under its revolving credit facility, if any, or hold the net proceeds in cash. The weighted average maturity and interest rate of its borrowings was approximately 11.1 years and 4.97%, respectively, at June 30, 2010.

Commissions and Discounts:	The table below sets forth the initial price to investors, underwriting discount and proceeds, before expenses, to AngloGold Ashanti Holdings Finance plc and AngloGold Ashanti Limited.

	Per Mandatory Convertible
	Bond	Total(2)
Initial price to investors(1)	100%	U.S.$	686,162,400
Underwriting discount	2.75%	U.S.$	18,869,466
Proceeds, before expenses, to AngloGold Ashanti Holdings Finance plc	97.25%	U.S.$	667,292,934

(1)	Plus accrued interest, if any, from September 22, 2010, if the Settlement Date occurs after that date.

(2)	Assuming the underwriters do not exercise their over-allotment option.

Joint Bookrunners:	UBS AG (London Branch) and Morgan Stanley & Co. Incorporated.

Co-Bookrunners:	Citigroup Global Markets Limited and Deutsche Bank AG, London Branch.

Listing:	The Issuer will apply to list the Mandatory Convertible Bonds on the New York Stock Exchange and expects trading on the New York Stock Exchange to begin on or about the Settlement Date.

CUSIP Number:	03512Q 206

Other: In connection with the Equity Offering and Mandatory Convertible Bond Offering, the underwriters may reimburse a portion of AngloGold Ashanti Limited’s offering related expenses.
AngloGold Ashanti Limited and AngloGold Ashanti Holdings Finance plc have filed a registration statement (including preliminary prospectus supplements each dated September 14, 2010 and an accompanying prospectus dated April 20, 2010) with the Securities and Exchange Commission, or SEC, for the offerings to which this communication relates. Before you invest, you should read the relevant preliminary prospectus supplement, the accompanying prospectus and the other documents that AngloGold Ashanti Limited and AngloGold Ashanti Holdings Finance plc have filed with the SEC for more complete information about AngloGold Ashanti Limited, AngloGold Ashanti Holdings Finance plc have and the offerings. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained by calling UBS AG (London Branch), Attn: Equity Capital Markets, at +44 207 568 0046, its registered US broker-dealer affiliate, UBS Securities LLC at +1-888-827-7275, or Morgan Stanley & Co. Incorporated at +1-866-718-1649.
This communication should be read in conjunction with the preliminary prospectus supplements dated September 14, 2010 relating to the Equity Offering and the Mandatory Convertible Bond Offering and the accompanying prospectus. The information in this communication supersedes the information in the relevant preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.
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